For every fan who's ever lost out to a scam, for every artist who's ever frustratingly seen their tickets resell minutes after they go on sale for multiple times their face value, IdBase is here to rewrite the narrative of live events. According to Ticketmaster, as much as 60% of the most sought-after tickets for mega artists like U2, Beyonce, and Bruce Springsteen aren't purchased by fans at all. Instead, they're snatched up by automated ticket bots capable of buying up thousands of tickets in seconds, leaving fans out in the cold or forced to pay insane markups on resale sites. I'm Alan Gelfand, CEO of IdBase. We're working to create a future where everyone has an equal shot at buying tickets, at the price the artist intended, for any live event in the world. A future where privacy-first identity verification creates safe and secure mass gatherings everywhere.

We believe IdBase is what the industry has been waiting for. The first complete identity verification infrastructure that's purpose-built for live events and works with every type of ticket format. This is what sets us apart from other identity verification technologies like Clear, ID.me and Amazon One. By using patented biometric technology to ensure that every ticket is bought and used by a real fan, forever. Here's how it works. Once you've purchased your ticket and verified your identity with IDBase, we turn any ticket, whether it's paper, mobile, print at home or otherwise, into your secure passport for a tailored experience at the event. It's just like checking into a flight. As you approach the venue, a geofence will prompt you to confirm your identity with a quick selfie or a repeated phrase on your phone. From there, our system tells the ticket scanners and you're good to enter. There's no extra hardware the venue needs to install that could create more lines. The check-in notification can provide personal offers like instant seat upgrades, expedited access to food and drink, and merchandise purchases all at your fingertips.

Our technology has the potential to completely eliminate bots and scalpers from the equation. In doing so, we're removing the friction that's bringing online ticketing to its knees. Giants like Live Nation, who own Ticketmaster, are currently under fire from class action lawsuits from fans, antitrust scrutiny from Congress, all on top of crippling bot attacks they've spent over $1 billion trying to fight. Meanwhile, live events like music, sports, and conferences are expected to balloon from $94.8 billion today to over half a trillion dollars by 2030. In this context, IdBase isn't just nice to have, we think it's an absolute have to have.

Our dream team has been working tirelessly to achieve something we believe is better than what Ticketmaster has spent decades trying to achieve. We believe IdBase is on a path to earning legislative support, widespread adoption, and has a slew of implications for e-commerce, hospitality, fintech, and beyond. But we need the working capital to get us there. With this raise, we aim to jumpstart our next round of pilot phases, propelling us from our current state to a fully operational market-ready powerhouse within two years. Wouldn't it be nice if the next time your favorite artist announces their tour or your team makes the playoffs, you know you've got an equal shot at getting a ticket at face value? Invest today.